September 24, 2024

Shahal Khan
Chief Executive Officer
BurTech Acquisition Corp.
1300 Pennsylvania Ave NW, Suite 700
Washington, DC 20004

Dinakar Munagala
Chief Executive Officer
Blaize, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: BurTech Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed on September 9, 2024
           File No. 333-280889
Dear Shahal Khan and Dinakar Munagala:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed on September 9,
2024
General

1. We note your response to our prior Comment 4 and reissue in part. Please disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. We note that Big 4 Sponsor LLC holds 42.3% of the membership interest in the Sponsor. Please identify the natural persons holding interest in Big 4 Sponsor LLC. September 24, 2024
Page 2

2. We note your response to our prior Comment 12 and reissue in part. Please file the non-
       redemption agreements as exhibits to your registration statement.
3. Please expand your response to prior comment 65 to clarify where in your revised fee table you included all outstanding securities of the SPAC, including units and shares of common stock that are currently outstanding.
4. Your revisions in response to prior comment 54 indicate there are no conflicting fiduciary duties. Please reconcile with the following disclosure that is repeated throughout your
       document: "the fact that certain of BurTech   s directors and officers
presently has fiduciary
       or contractual obligations to other entities pursuant to which such officer or director is required to present a business combination opportunity to such entity.
BurTech   s directors
       and officers also may have become aware of business combination opportunities which may have been appropriate for presentation to BurTech and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should have been presented."
5. When we request revisions to your document, please ensure your response and revisions address each instance in which the disclosure appears in that document. In addition to the examples highlighted in our other comments included in this letter, please reconcile your revisions on page 9 in response to prior comment 17 that approval of the proposals is assured with your continued disclosures on pages 37 and 120 regarding the need for additional votes by public shareholders to approve the proposals. In addition, highlight clearly and specifically on the cover page that approval of each proposal is assured.
Cover Page

6. We note your response to our prior Comment 16 and reissue in part. Please briefly clarify the relationship of the RT Parties to the SPAC and/or Blaize. If no prior relationship exists, state so directly.
Q. Why is BurTech proposing the Business Combination Proposal?, page 9

7. Your disclosure on page 9 indicates that the total outstanding BurTech Class A Common
       Stock and Warrants are as of June 20, 2024. Elsewhere, your disclosure indicates that the total outstanding Common Stock and Warrants are as of June 30, 2024. Please revise this inconsistency.
Summary of Proxy Statement/Prospectus, page 37

8. We note your response to our prior Comment 24 and reissue. Please revise the summary section to briefly describe any material factors that the board considered in making its approval determination. Please refer to Item 1604(b)(2) of Regulation
S-K.
Risk Factors
Our engagements with automotive OEMs and Tier-1 suppliers are long-term in nature and we will not receive firm purchase order commitments un, page 47

9. We note your response to our prior Comment 26 and reissue in part. Please revise to
       clarify what you mean by    engagements    with the entities to which
you refer, why you
       believe those    engagements    will result in future revenues, the
extent to which you will
 September 24, 2024
Page 3

       be reliant on the relationships and the expected timeframe for recognizing revenues.
Proposal 1 - The Business Combination Proposal
The Business Combination, page 123

10.    We note your response to our prior Comment 32 and reissue. Please revise your
       disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration, earn-out shares, and continuing employment or involvement for any persons affiliated with the SPAC before the merger. In your revised disclosure, please explain the reasons for the terms, each
       party   s position on the issues (including proposals and
counter-proposals), and how you
       reached agreement on the final terms. In this regard, we note references to an increase in the Base Purchase Price. Also note that this comment applies to negotiations related to each of the agreements related to the merger agreement, in addition to negotiations related to the merger agreement.
11. We note your response to our prior Comment 33 and reissue in part. Please discuss both the benefits and detriments of the business combination transaction and any related financing transactions on Blaize.
12. We note your response to prior Comment 37. Please revise your disclosure to explain in what capacity Cohen served in the negotiations and what services it provided. Also revise to clarify its role in the June 23, 2023 discussion of "the current and prospective financials of Blaize and to discuss valuation, structure and other aspects of a potential business combination between BurTech and Blaize."
13. We note your revisions in response to prior comment 40. Disclosure on page 74 indicates that EF Hutton "was not engaged to provide any financial or merger-related advisory services in connection with the Business Combination". However, disclosure on page 128 appear to indicate that EF Hutton served as financial advisor in considering Blaize as a business combination target. Please advise or revise as to this apparent inconsistency.
14.    We reissue prior comment 39 given the continued disclosures regarding the
       projected/prospective financial information of Blaize discussed during negotiations related to the business combination. We also note continued disclosures regarding
       "financial advisors." Identify these advisors and explain clearly what role and activities they performed.
Interests of Sponsor Related Parties in the Business Combination and Related Financing, page
134

15. Please expand your response to prior comment 6 to quantify the aggregate dollar amount of out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the BurTech's officers and director, if material.
Certain Agreements Related to the Business Combination, page 154

16. We note your response to our prior comment 43 and reissue. Please revise this section to include disclosure related to the additional agreements.
 September 24, 2024
Page 4
Material U.S. Federal Income Tax Considerations for BurTech, Holders of BurTech Class A
Common Stock and Holders of New Blaize Common Stock, page 155

17. We note your revisions in response to prior comment 44 and your disclosure on page 163 that "Blaize and BurTech intend the Merger to qualify as a "reorganization" within the meaning of Section 368 (a) of the Code." Please revise to clearly state whether the transaction will qualify as a reorganization, include an opinion of counsel covering the material tax consequences of the business combination, and state that the disclosure in this section represents the opinion of counsel. If there is uncertainty regarding the tax
       treatment of the transactions, counsel may (1) issue a    should    or
 more likely than not
       opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. Refer to Section III.C of Staff Legal Bulletin No. 19.
       Please also remove language stating that    generally    certain tax
consequences will apply
       or assuming certain consequences (e.g., assuming that the Business Combination constitutes a reorganization). Also please provide summary and risk factor disclosure. For further guidance, refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin
       No. 19.
Management team, page 227

18. Your disclosure added in response to prior comment 51 indicates "certain of our executive officers also serve as executive officers" for the SPACs you identify. Revise to clarify which of your officers also serve for those other SPACs.
Information About BurTech
Permitted Purchases of Our Securities, page 229

19. Please reconcile your deletions in response to prior comment 29 with your disclosures on pages 136 and 229. Also, please confirm our understanding that your deletions mean that the persons or entities mentioned in prior comment 29 will not engage in the transactions mentioned in that comment.
Business Combination Shares, page 257

20. We note your response to prior comment 57. Please also include shares issued to holders of notes.
Security Ownership, page 263

21. As previously requested in our prior comment 59, please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.
Annex A.1 The Merger Agreement, page A-1-i

22. We note your response to our prior Comment 63 and reissue. Please supplementally provide us a list briefly identifying the contents of all omitted schedules or
       similar supplements to the Merger Agreement, including disclosure letters related to each party to the agreement. For example, we note references to a Company Disclosure Letter and an Acquiror Disclosure Letter.
 September 24, 2024
Page 5

       Please contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Rajiv Khanna
      Ryan Lynch